Exhibit 4.3
[Form of Series G Note]
NRP (Operating) LLC
8.92% Senior Note, Series G, Due March 25, 2024

No. RG— [___] $[ ]	[Date] PPN [ ]
     For Value Received, the undersigned, NRP (Operating) LLC (herein called the “Company"), a limited liability company organized and existing under the laws of the State of Delaware, hereby promises to pay to [                                        ], or registered assigns, the principal sum of [                                        ] Dollars on March 25, 2024, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 8.92% per annum from the date hereof, payable semi-annually, on the 25th day of March and September in each year, commencing with the March or September next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Supplement referred to below), payable semi-annually, as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 10.92% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate.
     In the event the Leverage Ratio (as defined below) exceeds 3.75 to 1.0 as of the end of any fiscal quarter of the Company (each, a “High Leverage Quarter"), then, in addition to all other interest accruing on this Note (and all rights of the holders of Notes under Section 10.6 of the Note Purchase Agreements (as defined in the Supplement)), additional interest in the amount of 2.00% per annum (the “Additional Interest”) shall accrue on this Note, commencing on (and retroactive to) the first day of the fiscal quarter immediately following such High Leverage Quarter and continuing until the Company has delivered the financial statements and related Officer’s Certificate required by Sections 7.1 and 7.2 of the Note Purchase Agreements, respectively (collectively, “Company Reports"), demonstrating that, as of the end of the fiscal quarter in respect of which such Company Reports were delivered, the Leverage Ratio did not exceed 3.75 to 1.0; provided, however, that such Additional Interest shall accrue for not less than two (2) consecutive fiscal quarters following a High Leverage Quarter. Following delivery of the Company Reports demonstrating that the Leverage Ratio did not exceed 3.75 to 1.0, but subject to the proviso in the preceding sentence, the Additional Interest shall cease to accrue or be payable from (and retroactive to) the first day of the fiscal quarter immediately following the fiscal quarter in respect of which such Company Reports were delivered. “Leverage Ratio” means, as of the end of any fiscal quarter of the Company, the ratio of Consolidated Debt at the end of such fiscal quarter to Consolidated EBITDDA for the twelve months then ended.
     Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Citibank, N.A. or at

such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements.
     This Note is one of a series of Senior Notes (herein called the “Notes") issued pursuant to that certain Third Supplement dated as of March 25, 2009 (as from time to time amended and supplemented, the “Supplement") to Note Purchase Agreements, dated as of June 19, 2003, as from time to time amended and supplemented, between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 14(b) of the Supplement.
     This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.
     The Company will make required prepayments of principal on the dates and in the amounts specified in the Supplement. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Supplement, but not otherwise.
     If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount (as defined in the Supplement)) and with the effect provided in the Note Purchase Agreements.
     This Note is guaranteed pursuant to the Subsidiary Guarantee dated June 19, 2003 as, from time to time, supplemented and amended.
     This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of law of such State that would require the application of the laws of a jurisdiction other than such State.

NRP (Operating) LLC
By
[Title]